REXAM

RECEIVED
2004 JUN -3 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04030540

21 May 2004

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

dlw 6/10

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

PRESS RELEASE ARCHIVE >>

11 MAY 2004

Rexam receives top Latincan award

At the Latincan 2004 awards in March Rexam received the supreme winner award for its South American Smirnoff Ice can.



SMIRNOFF
ICE

FILE NO 82-3

A judging panel of respected members of the industry chose the can, produced by Rexam Beverage Can South America, because of its incredible standard of production.

The awards, sponsored by Cantech international magazine are presented to Latin American based companies that have shown innovation in the manufacture of cans, whether in the production process, print design or end technology.

For further information contact Greg Brooke, Communications Director, Rexam Beverage Can Americas.

Tel: +1 (773) 399 3362
Email: greg.brooke@rexam.com